

Mail Stop 3561

August 21, 2015

Janis Kalnins
Principal Executive Officer
Emerald Data Inc.
Atbrivosanas Aleja 5
Rezekne, Latvia

      Re: **Emerald Data Inc.**
             Amendment No. 4 to Registration Statement on Form S-1
             Filed August 13, 2015
             File No. 333-200629

Dear Mr. Kalnins:

      Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, your financial statements and the related disclosures in the filing do not comply with Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

      If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

      You may contact Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

                                      Sincerely,

                                      /s/ Mara L. Ransom

                                      Mara Ransom
                                      Assistant Director
                                      Office of Consumer Products